Term Sheet To prospectus dated November 14, 2011, prospectus supplement dated November 14, 2011 and product supplement no. 4-I dated November 14, 2011	Term Sheet to Product Supplement No. 4-I Registration Statement No. 333-177923 Dated July 23, 2012; Rule 433
Structured Investments	$ Capped Single Observation Knock-Out Notes Linked to the Common Stock of Citigroup Inc. due August 14, 2013
General
•
The notes are designed for investors who seek to participate in the appreciation of the closing price of one share of the Reference Stock, up to the Maximum Return of at least 11.30% at maturity, and who anticipate that the Final Stock Price will not be less than the Initial Stock Price by more than 40.00%. Investors should be willing to forgo interest and dividend payments and, if the Final Stock Price is less than the Initial Stock Price by more than 40.00%, be willing to lose some or all of their principal. If the Final Stock Price is not less than the Initial Stock Price by more than 40.00%, investors have the opportunity to receive the Contingent Digital Return of at least 11.30% at maturity.  Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

•	Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing August 14, 2013*
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof
•	The notes are expected to price on or about July 27, 2012 and are expected to settle on or about August 1, 2012.
Key Terms
Reference Stock:	The Common Stock, par value $0.01 per share, of Citigroup Inc. (New York Stock Exchange symbol “C”). We refer to Citigroup Inc. as “Citigroup.”
Knock-Out Event:	A Knock-Out Event occurs if the Final Stock Price is less than the Initial Stock Price by more than the Knock-Out Buffer Amount.
Knock-Out Buffer Amount:	40.00%
Payment at Maturity:
If a Knock-Out Event has occurred, you will receive a cash payment at maturity that will reflect the performance of the Reference Stock. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 +($1,000 x Stock Return)
If a Knock-Out Event has occurred, you will lose more than 40.00% of your initial investment and may lose all of your initial investment at maturity.

If a Knock-Out Event has not occurred, your payment at maturity per $1,000 principal amount note will equal $1,000 plus the product of (a) $1,000 and (b) the Contingent Digital Return.  For additional clarification, please see “What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Reference Stock?” in this term sheet.

Maximum Return:
At least 11.30%. The actual Maximum Return and the actual maximum payment at maturity will be determined on the pricing date and will not be less than 11.30% and $1,113.00 per $1,000 principal amount note, respectively.

Contingent Digital Return:	At least 11.30%. The actual Contingent Digital Return will be determined on the pricing date and will not be less than 11.30%.
Stock Return:	Final Stock Price – Initial Stock Price
Initial Stock Price
Initial Stock Price:	The closing price of one share of the Reference Stock on the pricing date, divided by the Stock Adjustment Factor
Final Stock Price:	The closing price of one share of the Reference Stock on the Observation Date
Stock Adjustment Factor:
Set initially at 1.0 on the pricing date and subject to adjustment under certain circumstances.  See “General Terms of Notes — Additional Reference Stock Provisions — A. Anti-Dilution Adjustments” in the accompanying product supplement no. 4-I for further information.

Observation Date†:	August 9, 2013
Maturity Date†:	August 14, 2013
CUSIP:	48125VV72

†
Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” and “Description of Notes — Postponement of a Determination Date — A. Notes Linked to a Single Component” in the accompanying product supplement no. 4-I.

Investing in the Capped Single Observation Knock-Out Notes involves a number of risks. See “Risk Factors” beginning on page PS-21 of the accompanying product supplement no. 4-I and “Selected Risk Considerations” beginning on page TS-3 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, prospectus supplement and prospectus.  Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1)
The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see “Use of Proceeds and Hedging” beginning on page PS-48 of the accompanying product supplement no. 4-I.

(2)	Please see “Supplemental Plan of Distribution” in this term sheet for information about fees and commissions.
The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
July 23, 2012

Recent Developments

On July 13, 2012, we reported that we had reached a determination to restate our previously filed interim financial statements for the first quarter of 2012 and that our previously filed interim financial statements for the first quarter of 2012 should not be relied upon.  The restatement will have the effect of reducing our reported net income for the 2012 first quarter by $459 million.  The restatement relates to valuations of certain positions in the synthetic credit portfolio of our Chief Investment Office.  Our principal transactions revenue, total net revenue and net income for the first six months of 2012, and the principal transactions revenue, total net revenue and net income of our Chief Investment Office for the first six months of 2012, will remain unchanged as a result of the restatement.
We also reported, on July 13, 2012, management’s determination that a material weakness existed in our internal control over financial reporting at March 31, 2012.  During the first quarter of 2012, the size and characteristics of the synthetic credit portfolio changed significantly.  These changes had a negative impact on the effectiveness of our Chief Investment Office’s internal controls over valuation of the synthetic credit portfolio.  Management has taken steps to remediate the internal control deficiencies, including enhancing management oversight over valuation matters.  The control deficiencies were substantially remediated by June 30, 2012. For further discussion, please see Item 4.02(a) of our Current Report on Form 8-K dated July 13, 2012.
The reported trading losses have led to heightened regulatory scrutiny, and any future losses related to these positions and the material weakness in our internal control over financial reporting may lead to additional regulatory or legal proceedings against us and may adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes.  See Item 4.02(a) of our Current Report on Form 8-K dated July 13, 2012 and “Selected Risk Considerations — Credit Risk of JPMorgan Chase & Co.” in this pricing supplement for further discussion.
On July 13, 2012, we also announced earnings for the second quarter of 2012.  See our Current Report on Form 8-K dated July 13, 2012 (related solely to Item 2.02 and related exhibits under Item 9.01) for more information about our 2012 second quarter results.

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates.  Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering.  You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 4-I and this term sheet if you so request by calling toll-free 866-535-9248.
You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.
You should read this term sheet together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 4-I dated November 14, 2011.  This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no.4-I, as the notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):
•	Product supplement no. 4-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007593/e46160_424b2.pdf
•	Underlying supplement no. 1-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf
•	Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
•	Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617.  As used in this term sheet, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

Supplemental Terms of the Notes

For purposes of this offering, the Contingent Digital Return will be equal to the Maximum Return. Accordingly, if a Knock-Out Event has not occurred, your payment at maturity will reflect a fixed return equal to the Contingent Digital Return/Maximum Return of at least 11.30%. The actual Contingent Digital Return/Maximum Return and the actual maximum payment at maturity will be set on the pricing date and will not be less than 11.30% and $1,113.00 per $1,000 principal amount note, respectively.

JPMorgan Structured Investments — Capped Single Observation Knock-Out Notes Linked to the Common Stock of Citigroup Inc.	TS-1

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Reference Stock?

The following table illustrates the hypothetical total return at maturity or hypothetical payment at maturity on the notes. The “total return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. Each hypothetical total return or hypothetical payment at maturity set forth below assumes an Initial Stock Price of $26.00, a Contingent Digital Return of 11.30% and a Maximum Return of 11.30% and reflects the Knock-Out Buffer Amount of 40.00%. Each hypothetical total return or hypothetical payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Final Stock Price	Stock Return	Total Return
		Knock-out Event Has Not Occurred (1)	Knock-out Event Has Occurred (2)
$46.80	80.00%	11.30%	N/A
$44.20	70.00%	11.30%	N/A
$41.60	60.00%	11.30%	N/A
$39.00	50.00%	11.30%	N/A
$36.40	40.00%	11.30%	N/A
$33.80	30.00%	11.30%	N/A
$31.20	20.00%	11.30%	N/A
$29.90	15.00%	11.30%	N/A
$28.94	11.30%	11.30%	N/A
$28.60	10.00%	11.30%	N/A
$27.30	5.00%	11.30%	N/A
$26.65	2.50%	11.30%	N/A
$26.00	0.00%	11.30%	N/A
$24.70	-5.00%	11.30%	N/A
$23.40	-10.00%	11.30%	N/A
$22.10	-15.00%	11.30%	N/A
$20.80	-20.00%	11.30%	N/A
$19.50	-25.00%	11.30%	N/A
$18.20	-30.00%	11.30%	N/A
$15.60	-40.00%	11.30%	N/A
$15.60	-40.01%	N/A	-40.01%
$13.00	-50.00%	N/A	-50.00%
$10.40	-60.00%	N/A	-60.00%
$7.80	-70.00%	N/A	-70.00%
$5.20	-80.00%	N/A	-80.00%
$2.60	-90.00%	N/A	-90.00%
$0.00	-100.00%	N/A	-100.00%
(1) The Final Stock Price is greater than or equal to $15.60 (60.00% of the hypothetical Initial Stock Price).
(2) The Final Stock Price is less than $15.60 (60.00% of the hypothetical Initial Stock Price).

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how a payment at maturity set forth in the table above is calculated.
Example 1: The closing price of one share of the Reference Stock increases from the Initial Stock Price of $26.00 to a Final Stock Price of $26.65- a Knock-Out Event has not occurred. Because the Stock Return of 2.50% is less than the Contingent Minimum Return of 11.30%, the investor receives a payment at maturity of $1,113 per $1,000 principal amount note.

Example 2: The closing price of one share of the Reference Stock decreases from the Initial Stock Price of $26.00 to a Final Stock Price of $24.70- a Knock-Out Event has not occurred.  Because the Stock Return of -5% is less than the Contingent Minimum Return of 11.30%, the investor receives a payment at maturity of $1,113 per $1,000 principal amount note.

Example 3: The closing price of one share of the Reference Stock decreases from the Initial Stock Price of $26.00 to a Final Stock Price of $13.00- a Knock-Out Event has occurred.  Because the Final Stock Price of $13.00 is less than the Initial Stock Price of $26.00 by more than the Knock-Out Buffer Amount of 40.00%, a Knock-Out Event has occurred and because the Stock Return is -40%, the investor receives a payment at maturity of $500 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -50%) = $500
Example 4: The closing price of one share of the Reference Stock increases from the Initial Stock Price of $26.00 to a Final Stock Price of $39.00- a Knock-Out Event has not occurred.  Because the Stock Return of 50% is greater than the Maximum

JPMorgan Structured Investments — Capped Single Observation Knock-Out Notes Linked to the Common Stock of Citigroup Inc.	TS-2

Return of 11.30%, the investor receives a payment at maturity of $1,113 per $1,000 principal amount note, the maximum payment on the notes.

The hypothetical returns and hypothetical payments on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

Selected Purchase Considerations

•
CAPPED APPRECIATION POTENTIAL —The notes provide the opportunity to participate in the appreciation of the Reference Stock, up to the Maximum Return of at least 11.30% at maturity. If a Knock-Out Event has not occurred, in addition to the principal amount, you will receive at maturity a fixed return equal to the Contingent Digital Return of not less than 11.30% on the notes, for a fixed payment at maturity of at least $1,113.00 for every $1,000 principal amount note.  The maximum payment at maturity will be at least $1,113.00 per $1,000 principal amount note.  The actual Contingent Digital Return and Maximum Return will be set on the pricing date and will not be less than 11.30%.  Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due

•
RETURN LINKED TO A SINGLE REFERENCE STOCK — The return on the notes is linked to the performance of a single Reference Stock, which is the common stock of Citigroup. For additional information see “The Reference Stock” in this term sheet.

•
CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled "Material U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 4-I. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.
Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as "open transactions" that are not debt instruments for U.S. federal income tax purposes. Assuming this treatment is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.
Non-U.S. Holders - Additional Tax Consideration
Non-U.S. Holders should note that recently proposed Treasury regulations, if finalized in their current form, could impose a withholding tax at a rate of 30% (subject to reduction under an applicable income tax treaty) on amounts attributable to U.S.-source dividends (including, potentially, adjustments to account for extraordinary dividends) that are paid or “deemed paid” after December 31, 2012 under certain financial instruments, if certain other conditions are met.  While significant aspects of the application of these proposed regulations to the notes are uncertain, if these proposed regulations were finalized in their current form, we (or other withholding agents) might determine that withholding is required with respect to notes held by a Non-U.S. Holder or that the Non-U.S. Holder must provide information to establish that withholding is not required.  Non-U.S. Holders should consult their tax advisers regarding the potential application of these proposed regulations. If withholding is so required, we will not be required to pay any additional amounts with respect to amounts so withheld.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Reference Stock.  These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 4-I dated November 14, 2011.

•
RESTATEMENT AND NON-RELIANCE OF OUR PREVIOUSLY FILED INTERIM FINANCIAL STATEMENTS FOR THE FIRST QUARTER OF 2012 — On July 13, 2012, we reported that we had reached a determination to restate our previously filed interim financial statements for the first quarter of 2012 and that our previously filed interim financial statements for the first quarter of 2012 should not be relied upon.  As a result, we will be filing an amendment to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012.  When making an investment decision to purchase the notes, you should not rely on our interim financial statements for the first quarter of 2012 until we file an amendment to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012.  See “Recent Developments” in this pricing supplement and Item 4.02(a) of our Current Report on Form 8-K dated July 13, 2012.

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YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal.  The return on the notes at maturity is linked to the performance of the Reference Stock and will depend on whether a Knock-Out Event has occurred and whether, and the extent to which, the Stock Return is positive or negative.  If the Final Stock Price is less than the Initial Stock Price by more than the Knock-Out Buffer Amount of 40.00%, a Knock-Out Event has occurred, and the benefit provided by the Knock-Out Buffer Amount of 40.00% will terminate.  If a Knock-Out Event has occurred, for every 1% that the Final Stock Price is less than the Initial Stock Price, you will lose an amount equal to 1% of the principal amount of your notes.  Under these circumstances, you will lose more than 40.00% of your initial investment and may lose all of your initial investment at maturity.

•
YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN — If the Final Stock Price is greater than the Initial Stock Price, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an

JPMorgan Structured Investments — Capped Single Observation Knock-Out Notes Linked to the Common Stock of Citigroup Inc.	TS-3

additional return that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Reference Stock, which may be significant. We refer to this predetermined percentage as the Maximum Return, which will be set on the pricing date and will not be less than 11.30%.
•
CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes.  Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.  If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
In particular, on June 21, 2012, Moody’s Investors Services downgraded our long-term senior debt rating to “A2” from “Aa3” as part of its review of 15 banks and securities firms with global capital markets operations.  Moody’s also maintained its “negative” outlook on us, indicating the possibility of a further downgrade. In addition, on May 11, 2012, Fitch Ratings downgraded our long-term senior debt rating to “A+” from “AA-” and placed us on negative rating watch for a possible further downgrade, and Standard & Poor’s Ratings Services changed its outlook on us to “negative” from “stable,” indicating the possibility of a future downgrade. These downgrades may adversely affect our credit spreads and the market value of the notes.  See “Risk Factors” in our annual report on Form 10-K for the year ended December 31, 2011.
In addition, on July 13, 2012, we reported that we had reached a determination to restate our previously filed interim financial statements for the first quarter of 2012.  The restatement relates to valuations of certain positions in the synthetic credit portfolio of our Chief Investment Office.  We also reported, on July 13, 2012, management’s determination that a material weakness existed in our internal control over financial reporting at March 31, 2012.
The reported trading losses have led to heightened regulatory scrutiny, and any future losses related to these positions and the material weakness in our internal control over financial reporting may lead to additional regulatory or legal proceedings against us and may adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes.  See “Recent Developments” in this pricing supplement and Item 4.02(a) of our Current Report on Form 8-K dated July 13, 2012 for further discussion.

•
POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes.  In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.  In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes.  It is possible that these hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines.  Please refer to “Risk Factors — Risks Relating to the Notes Generally” in the accompanying product supplement no. 4-I for additional information about these risks.
We and/or our affiliates may also currently or from time to time engage in business with Citigroup, including extending loans to, or making equity investments in, Citigroup or providing advisory services to Citigroup.  In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to Citigroup, and these reports may or may not recommend that investors buy or hold the Reference Stock.  As a prospective purchaser of the notes, you should undertake an independent investigation of the Reference Stock issuer that in your judgment is appropriate to make an informed decision with respect to an investment in the notes.

•
THE BENEFIT PROVIDED BY THE KNOCK-OUT BUFFER AMOUNT MAY TERMINATE ON THE OBSERVATION DATE- If the Final Stock Price is less than the Initial Stock Price by more than the Knock-Out Buffer Amount of 40.00%, the benefit provided by the Knock-Out Buffer Amount will terminate and you will be fully exposed to any depreciation in the Reference Stock. Because the Final Stock Price will be determined based on the closing price on a single day near the end of the term of the notes, the closing price of one share of the Reference Stock at the maturity date or at other times during the term of the notes could be less than the Initial Stock Price by not more than the Knock- Out Buffer Amount, or could be equal to or greater than the Initial Stock Price. This difference could be particularly large if there is a significant decrease in the price of the Reference Stock during the later portion of the term of the notes or if there is significant volatility in the price of the Reference Stock during the term of the notes, especially on dates near the Observation Date.

•
YOUR ABILITY TO RECEIVE THE CONTINGENT DIGITAL RETURN OF AT LEAST 11.30%* MAY TERMINATE ON THE OBSERVATION DATE — If the Final Stock Price is less than the Initial Stock Price by more than the Knock-Out Buffer Amount of 40.00%, you will not be entitled to receive the Contingent Digital Return of at least 11.30%* on the notes.  Under these circumstances, you will lose some or all of your initial investment at maturity and will be fully exposed to any depreciation in the Reference Stock.
* The actual Contingent Digital Return on the notes will be set on the pricing date and will not be less than 11.30%.

•
CERTAIN BUILT-IN COSTS ARE LIKELY TO  AFFECT ADVERSELY THE VALUE OF THE NOTES  PRIOR TO MATURITY- While any payment on the notes described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes.  As a result, and as a general matter, the price, if any, at which J.P. Morgan Securities LLC, which we refer to as JPMS, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you.  This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

•
NO OWNERSHIP OR DIVIDEND RIGHTS IN THE REFERENCE STOCK — As a holder of the notes, you will not have any ownership interest or rights in the Reference Stock, such as voting rights or dividend payments. In addition, the issuer of the Reference Stock will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Reference Stock and the notes.

•
NO AFFILIATION WITH THE REFERENCE STOCK ISSUER — We are not affiliated with the issuer of the Reference Stock. We have not independently verified any of the information about the Reference Stock issuer contained in this term sheet. You should undertake your own investigation into the Reference Stock and its issuer. We are not responsible for the Reference Stock issuer’s public disclosure of information, whether contained in SEC filings or

JPMorgan Structured Investments — Capped Single Observation Knock-Out Notes Linked to the Common Stock of Citigroup Inc.	TS-4

otherwise.
•
SINGLE STOCK RISK — The price of the Reference Stock can fall sharply due to factors specific to the Reference Stock and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions.

•	NO INTEREST PAYMENTS — As a holder of the notes, you will not receive any interest payments.
•
RISK OF KNOCK-OUT EVENT OCCURRING IS GREATER IF THE CLOSING PRICE OF THE REFERENCE STOCK IS VOLATILE — The likelihood that the Final Stock Price will be less than the Initial Stock Price by more than the Knock-Out Buffer Amount of 40.00%, thereby triggering a Knock-Out Event, will depend in large part on the volatility of the closing price of the Reference Stock — the frequency and magnitude of changes in the closing price of the Reference Stock.

•
LACK OF LIQUIDITY — The notes will not be listed on any securities exchange.  JPMS intends to offer to purchase the notes in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

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HEDGING AND TRADING IN THE REFERENCE STOCK — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the Reference Stock or instruments related to the Reference Stock. We or our affiliates may also trade in the Reference Stock or instruments related to the Reference Stock from time to time. Any of these hedging or trading activities as of the pricing date and during the term of the notes could adversely affect our payment to you at maturity. It is possible that such hedging or trading activities could result in substantial returns for us or our affiliates while the value of the notes declines.

•
THE ANTI-DILUTION PROTECTION FOR THE REFERENCE STOCK IS LIMITED AND MAY BE DISCRETIONARY — The calculation agent will make adjustments to the Stock Adjustment Factor for certain corporate events affecting the Reference Stock. However, the calculation agent will not make an adjustment in response to all events that could affect the Reference Stock. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected. You should also be aware that the calculation agent may make adjustments in response to events that are not described in the accompanying product supplement to account for any diluting or concentrative effect, but the calculation agent is under no obligation to do so or to consider your interests as a holder of the notes in making these determinations.

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MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the closing price of one share of the Reference Stock on any day, the value of the notes will be impacted by a number of economic and market factors that may either offset or magnify each other, including:

•	the actual and expected volatility in the closing price of the Reference Stock;
•	the time to maturity of the notes;
•	the dividend rate on the Reference Stock ;
•	whether a Knock-Out Event is expected to occur;
•	the occurrence of certain events affecting the issuer of the Reference Stock that may or may not require an adjustment to the Stock Adjustment Factor, including a merger or acquisition;
•	a variety of economic, financial, political, regulatory and judicial events;
•	interest and yield rates in the market generally;
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Capped Single Observation Knock-Out Notes Linked to the Common Stock of Citigroup Inc.	TS-5

The Reference Stock

Public Information

All information contained herein on the Reference Stock and on Citigroup is derived from publicly available sources, without independent verification. According to its publicly available filings with the SEC, Citigroup is a global diversified financial services holding company whose businesses provide consumers, corporations, governments and institutions with a range of financial products and services.  The common stock of Citigroup, par value $0.01 per share (Bloomberg ticker: C), is registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and is listed on the New York Stock Exchange, which we refer to as the relevant exchange for purposes of Citigroup in the accompanying product supplement no. 4-I. Information provided to or filed with the SEC by Citigroup pursuant to the Exchange Act can be located by reference to SEC file number 001-09924, and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete.

Historical Information

The following graph sets forth the historical performance of the common stock of Citigroup based on the weekly closing prices of one share of the common stock of Citigroup from January 5, 2007 through July 20, 2012. The closing price of one share of the common stock of Citigroup on July 20, 2012 was $25.87. We obtained the closing prices below from Bloomberg Financial Markets, without independent verification.  The closing prices may be adjusted by Bloomberg Financial Markets for corporate actions such as stock splits, public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy.
Since its inception, the Reference Stock has experienced significant fluctuations.  The historical performance of the Reference Stock should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one share of the Reference Stock on the pricing date or the Observation Date.  We cannot give you assurance that the performance of the Reference Stock will result in the return of any of your initial investment.  We make no representation as to the amount of dividends, if any, that Reference Stock will pay in the future.  In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the Reference Stock.

Supplemental Plan of Distribution

JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date.  In no event will that commission exceed $10.00 per $1,000 principal amount note.  JPMS may use a portion of that commission to allow selling concessions to another affiliated broker-dealer.  See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-77 of the accompanying product supplement no. 4-I.
For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. In no event will the total amount of these fees exceed $10.00 per $1,000 principal amount note.

JPMorgan Structured Investments — Capped Single Observation Knock-Out Notes Linked to the Common Stock of Citigroup Inc.	TS-6